Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "Q MED INNOVATIONS,

INC", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D.

2022, AT 10:05 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

5638701 8100

SR# 20221974302

Authentication: 203423773

Date: 05-13-22

You may verify this certificate online at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 10:05 AM 05/13/2022
FILED 10:05 AM 05/13/2022
SR 20221974302 - File Number 5638701

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
Q MED INNOVATIONS, INC.

Q Med Innovations, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that Article 4 of the Certificate of Incorporation be amended by deleting it in its entirety and replacing it with the following:

4. The total number of shares of stock which the corporation shall have authority to issue is One Hundred Thirty-Five Million (135,000,000) Shares and the par value of each of such shares is: 01/100 Dollars ($0.01), amounting in the aggregate to One Million Three Hundred Fifty Thousand Dollars ($1,350,000). The classes of such shares and attributes of each such class are set forth in Attachment A to this Certificate.

RESOLVED, that Article 4 of Attachment A of the Certificate of Incorporation is hereby amended by deleting it in its entirety and replacing it with the following:

4. Authorized Shares. The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 135,000,000. Of such shares, 14,500,000 shall be Preferred Shares, having a par value of $0.01 per share (collectively, the "Preferred Shares"; and individually each a "Preferred Share"); 105,500,000 shall be Class A Common Shares, having a par value of $0.01 per share (collectively, the "Class A Common Shares"; and individually each a "Class A Common Share"); and 15,000,000 shall be Class B Common Shares, having a par value of $0.01 per share (collectively, the "Class B Common Shares"; and individually each a "Class B Common Share"). The Preferred Shares may be issued from time to time in one or more classes. The Class A Common Shares and the Class B Common Shares shall be collectively referred to herein as the "Common Shares", and the Class A Common Shares, the Class B Common Shares, and the Preferred Shares shall be collectively referred to herein as the "Shares".

SECOND: the stockholders have given consent to said amendment at a meeting duly called and held in accordance with the provisions of Section 222 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 222 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective upon filing.

IN WITNESS WHEREOF, said Q Med Innovations, Inc has caused this Certificate of Amendment to be signed by Victor Nunes, its President, this 30th day of April, 2022.

By: ______________________
Victor Nunes, President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "Q MED INNOVATIONS, INC" FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF MARCH, A.D. 2021, AT 11:31 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

5638701 8100F
SR# 20211022289

Authentication: 202810443
Date: 03-24-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:31 AM 03/24/2021
FILED 11:31 AM 03/24/2021
SR 20211022289 - File Number 5638701

CERTIFICATE OF INCORPORATION

OF

Q MED INNOVATIONS, INC.

1. The name of the corporation is: Q Med Innovations, Inc.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.

3. The nature or purpose of the business is to conduct any lawful business, to promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of stock which the corporation shall have authority to issue is Forty-One Million (41,000,000) Shares and the par value of each of such shares is: 01/100 Dollars ($0.01), amounting in the aggregate to Four Hundred Ten Thousand Dollars ($410,000). The classes of such shares and attributes of each such class are set forth in Attachment A to this Certificate.

5. The name and mailing address of each incorporator is as follow:

NAME	MAILING ADDRESS
Eileen K. Tobin Corporate Paralegal	Cameron & Mittleman LLP 301 Promenade Street Providence, RI 02908

6. The name and mailing address of each person who is to serve as a director until the first annual meeting of the stockholders or until a successor is elected and qualified, is as follows:

NAME	MAILING ADDRESS
Victor Nunes	1077 Aquidneck Avenue, Unit 1A, Middletown, RI 02842
Violet Nunes	1077 Aquidneck Avenue, Unit 1A, Middletown, RI 02842
Jeffrey Adam	1077 Aquidneck Avenue, Unit 1A, Middletown, RI 02842

7. The corporation is to have perpetual existence.

8. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

[SIGNATURE BLOCK APPEARS ON NEXT PAGE]

THE UNDERSIGNED, being the sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 24th day of March, 2021.



Eileen K. Tobin

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ATTACHMENT A
TO
THE CERTIFICATE OF INCORPORATION
OF
Q MED INNOVATIONS, INC.

4.   Authorized Shares.   The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 41,000,000. Of such shares, 10,000,000 shall be Preferred Shares, having a par value of $0.01 per share (collectively, the "Preferred Shares"; and individually each a "Preferred Share"), 25,000,000 shall be Class A Common Shares, having a par value of $0.01 per share (collectively, the "Class A Common Shares"; and individually each a "Class A Common Share"), and 6,000,000 shall be Class B Common Shares, having a par value of $0.01 per share (collectively, the "Class B Common Shares"; and individually each a "Class B Common Share"). The Preferred Shares may be issued from time to time in one or more classes. The Class A Common Shares and the Class B Common Shares shall be collectively referred to herein as the "Common Shares", and the Class A Common Shares, the Class B Common Shares, and the Preferred Shares shall be collectively referred to herein as the "Shares".

A.   Class A Common Shares. The attributes of the Class A Common Shares of the Corporation are:

(i)   Except as otherwise provided in or pursuant to this Certificate of Incorporation, each issued and outstanding Class A Common Share shall have the same relative rights and privileges as and be identical to each other issued and outstanding Class A Common Share.

(ii)   Unless otherwise provided in this Certificate of Incorporation and/or required by the General Corporation Law of the State of Delaware, all of the voting power of the shareholders of the Corporation is vested in the holders of the Class A Common Shares (collectively, the "Class A Common Shareholders"; individually each a "Class A Common Shareholder") and the holders of the Preferred Shares (collectively, the "Preferred Shareholders"; and individually, each a "Preferred Shareholder"), in proportion to the respective number of Class A Common Shares and Preferred Shares owned by such Class A Common Shareholders and Preferred Shareholders. Each Class A Shareholder is entitled to one (1) vote for each Class A Common Share owned by such Class A Shareholder.

(iii)   Unless otherwise provided in this Certificate of Incorporation pertaining to one or more classes of Preferred Shares (including, without limitation, the provisions of Section 4C(iii) below), the Class A Common Shareholders shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation (the "Board"), out of the assets of the Corporation which are by law available therefor, dividends payable either in cash or property. All dividends declared upon the Class A Common Shares pursuant to this Section 4A(iii) shall be declared and paid pro rata per Class A Common Share.

(iv)   Unless otherwise provided in this Certificate of Incorporation pertaining to one or more classes of Preferred Shares (including, without limitation, the provisions of Section 4C(iv) below), in the event of any dissolution, liquidation and winding up of the Corporation (the "Liquidation"), after the Corporation shall have: (i) paid the creditors of the Corporation, in the order of priority provided by law; (ii) set aside a reserve as reasonably required for contingent liabilities of the Corporation; and (iii) paid, or set aside for payment, to the holders of any class of stock having preference over the Class A Common Shares, the full preferential amounts (if any) to which they are entitled, including any amounts to which the Preferred Shareholders are entitled pursuant to Section 4C(iv) below, the Class A Common Shareholders shall become entitled, together with the Preferred Shareholders and the Class B Common Shareholders, to receive such Class A Common Shareholders' ratable portion of the assets of the Corporation remaining then available for distribution to the Shareholders (as such term is hereinafter defined) of the Corporation.

B.   Class B Common Shares. The attributes of the Class B Common Shares of the Corporation are:

(i)   Except as otherwise provided in or pursuant to this Certificate of Incorporation, each issued and outstanding Class B Common Share shall have the same relative rights and privileges as and be identical to each other issued and outstanding Class B Common Share.

(ii)   Except as otherwise expressly set forth in this Certificate of Incorporation or required by the General Corporation Law of the State of Delaware, the holders of the Class B Common Shares (collectively, the "Class B Common Shareholders"; individually, each a "Class B Common Shareholder"; the Class A Common Shareholders, the Class B Common Shareholders and the Preferred Shareholders shall be collectively referred to herein as the "Shareholders") shall not, as such, have any power to vote on any matters presented for the vote or consent of the Shareholders of the Corporation.

(iii)   To the extent that the General Corporation Law of the State of Delaware requires a vote by the Class B Common Shareholders as a single class or such a right to vote is expressly provided for herein, each Class B Common Shareholder is entitled to one (1) vote for each Class B Common Share owned by such Class B Common Shareholder.

(iv)   Unless otherwise provided in this Certificate of Incorporation pertaining to one or more classes of Preferred Shares (including, without limitation, the provisions of Section 4C(iii) below), the Class B Common Shareholders shall be entitled to receive, when, as and if declared by the Board, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash or property. All dividends declared upon the Class B Common Shares pursuant to this Section 4B(iv) shall be declared and paid pro rata per Class B Common Share.

(v)   Unless otherwise provided in this Certificate of Incorporation pertaining to one or more classes of Preferred Shares (including, without limitation, the provisions of Section 4C(iv) below), in the event of any Liquidation, after the Corporation shall have: (i) paid the creditors of the Corporation, in the order of priority provided by law; (ii) set aside a reserve as reasonably required for contingent liabilities of the Corporation; and (iii) paid, or set aside for payment, to the holders of any class of stock having preference over the Class B Common Shares, the full preferential amounts (if any) to which they are entitled, including any amounts to which the Preferred Shareholders are entitled pursuant to Section 4C(iv) below, the Class B Common Shareholders shall become entitled, together with the Preferred Shareholders and the Class A Common Shareholders, to receive such Class B Common Shareholders' ratable portion of the assets of the Corporation remaining then available for distribution to the Shareholders of the Corporation.

C.   Preferred Shares.   The attributes of the Preferred Shares of Stock of the Corporation are:

(i)   Except as otherwise provided in or pursuant to this Certificate of Incorporation, each issued and outstanding Preferred Share shall have the same relative rights and privileges as and be identical to each other issued and outstanding Preferred Share.

(ii)   Unless otherwise provided in this Certificate of Incorporation and/or required by the General Corporation Law of the State of Delaware, all of the voting power of the shareholders of the Corporation is vested in the Class A Common Shareholders and the Preferred Shareholders, in proportion to the respective number of Class A Common Shares and Preferred Shares owned by such Class A Common Shareholders and Preferred Shareholders. Each Preferred Shareholder is entitled to one (1) vote for each Preferred Share owned by such Preferred Shareholder.

(iii)   No dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Shares and/or any other shares of the Corporation's capital stock (excluding the Preferred Shares) (the "Other Shares"), nor shall any Common Shares or Other Shares be repurchased, redeemed, or otherwise acquired for value by the Corporation (except for acquisitions of Shares by the Corporation pursuant to (i) a Shareholders Agreement among the Shareholders and the Corporation, (ii) any stock option agreement or other agreement between the Corporation and an employee of the Corporation that permits the Corporation to repurchase such shares at the original cost of such shares upon termination of services to the Corporation, (iii) any other agreement providing the Corporation a contractual right of first refusal upon a proposed transfer, or (iv) or any other agreement which is approved by the Board) unless and until a dividend on the Preferred Shares is paid in full to the Preferred Shareholders pro rata per Preferred Share in an amount equal to the aggregate capital contributions to the Corporation made by the Preferred Shareholders (collectively, the "Capital Contributions"), provided, however, that if the amount of the dividend otherwise payable pursuant to Sections 4A(iii) and 4B(iv) of this Attachment A and this Section 4C(iii) shall be insufficient to permit payment to the Preferred Shareholders of all of the Capital Contributions, then such divided shall be paid to the Preferred Shareholders pro rata per Preferred Share. Each subsequent dividend payable pursuant to Sections 4A(iii) and 4B(iv) of this Attachment A and this Section 4C(iii) shall be paid to the Preferred Shareholders pro rata per Preferred Share until the Capital Contributions (net of the aggregate amount of Capital Contributions paid to the Preferred Shareholders by prior dividends) are paid in full. All dividends declared upon the Preferred Shares pursuant to this Section 4C(iii) shall be declared and paid pro rata per Preferred Share.

(iv)   Upon a Liquidation, after the Corporation shall have: (i) paid the creditors of the Corporation, in the order of priority provided by law; (ii) set aside a reserve as reasonably required for contingent liabilities of the Corporation, Preferred Shareholders shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the Common Shareholders or the holders of any Other Shares, an amount equal to the Capital Contributions (net of the aggregate amount of Capital Contributions paid to the Preferred Shareholders by prior dividends), paid pro rata per Preferred Share. If, upon any Liquidation, the assets of the Corporation available for distribution to its Shareholders are insufficient to pay to the Preferred Shareholders an amount equal to the Capital Contributions (net of the aggregate amount of Capital Contributions paid to the Preferred Shareholders by prior dividends), each of the Preferred Shareholders shall share ratably in such distribution of assets of the Corporation in proportion to the percentage of Preferred Shares owned by such Preferred Shareholder.

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